F U L L Y   V E S T E D   S T O C K   A W A R D   N O T I C E

Non-transferable
G R A N T   T O

_________________
(“Grantee”)

by Journal Communications, Inc. (the “Company”) of
_____________ shares of its Class [A][B] common stock, $0.01 par value (the “Shares”)

pursuant to and subject to the provisions of the Journal Communications, Inc. 2007 Omnibus Incentive Plan (the “Plan”). By accepting the Shares, Grantee shall be deemed to have agreed to the terms and conditions set forth in this Notice and the Plan. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Plan.

The Shares are fully vested and have been registered in the name of Grantee as of the Grant Date. Stock certificates for the Shares will be delivered to Grantee or Grantee’s designee upon request of Grantee at any time. Such request may be addressed to Journal Communications, Inc., 333 West State Street, Milwaukee, Wisconsin, 83203, Attn: Chief Accounting Officer, or any other address designated by the Company in a written notice to Grantee.

The acceptance of the Stock may have consequences under federal and state tax and securities laws that may vary depending on the individual circumstances of Grantee. Grantee is advised to consult his or her personal legal and tax advisor in connection with the receipt of the Shares and his or her dealing with respect to the Shares.

        IN WITNESS WHEREOF, Journal Communications, Inc., acting by and through its duly authorized officers, has caused this Notice to be duly executed.

JOURNAL COMMUNICATIONS, INC.
By:____________________________	Grant Date:_____________________________________